Exhibit 99.1

Atotech Reports Results for the First Quarter of 2022

•	Generates first quarter revenue of $358 million, approximately 1% over the prior-year period; chemistry organic revenue grew 3%

•	Reports net income of $48 million, compared to a net loss of $72 million in the first quarter of 2021, the latter reflecting one-time expenses during last year’s re-financing activities

•	Delivers Adjusted EBITDA[1] of $112 million, a 2% increase over the prior-year period due to strong Electronics organic revenue growth

•	Reduces net leverage to 2.7x

BERLIN, Germany - May 11, 2022 – Atotech (NYSE: ATC) (the “Company”), a leading specialty chemicals technology company and a market leader in advanced electroplating solutions, today reported its financial results for the first quarter ended March 31, 2022. Chemistry organic revenue growth, a key performance indicator for Atotech, increased 3% over the first quarter of 2021. Chemistry organic revenue growth reflects chemistry revenue growth excluding the impact of foreign exchange translation (“FX”) and palladium pass-through (“palladium”).

Management Commentary

Geoff Wild, Atotech’s Chief Executive Officer, said, “We are very pleased with our performance in the first quarter of 2022. The Atotech team managed effectively in a complex macro environment by focusing on finding solutions to serve the global customer demand for our technologies.

“The recovery in automotive that was expected for the first quarter was delayed due to the ongoing chip shortage and other supply-chain issues,” continued Mr. Wild. “Despite this delayed recovery of the automotive industry overall, we are seeing very positive dynamics for our business related to automotive electrification and higher electronics content per unit. Atotech’s comprehensive systems-and-solutions approach, combined with our leading R&D capabilities, will allow us to leverage the demand that will come as volumes pick up and the proportion of battery-powered vehicles increases.

“In addition, the trend to increase capacities for high-performance computing and advanced-packaging applications has continued,” said Mr. Wild. “Particularly for FC-BGA (flip chip ball grid array), we see that the demand is still greater than the supply, and we are delighted that our customers are ramping up their capacities with additional lines and production facilities.

[1]

Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should be considered in addition to, but not as a substitute for, the information provided in accordance with IFRS. A reconciliation for adjusted EBITDA to the most directly comparable IFRS financial measure is provided in the Reconciliation of Adjusted EBITDA to Consolidated Net Income (Loss) table.

“In the first quarter, we continued to manage higher freight and energy costs as well as broad-based inflationary pressures, including raw-material price increases,” concluded Mr. Wild. “We consequently have implemented price increases with our customers to mitigate those factors and will continue to roll those increases out over the coming months.”

First Quarter 2022 Results

Total revenue was $358 million for the first quarter, a 1% increase over the prior-year period. Total organic revenue, which reflects total revenue excluding the impact of FX and palladium, increased 6% from the prior-year period. FX reduced total revenues by 3% and palladium decreased total revenue by 2% for the quarter. These quarterly results were driven by organic growth in chemistry revenue of 3%, reflecting increases in both the Electronics (“EL”) and General Metal Finishing (“GMF”) segments as well as a strong equipment business, which grew 33% excluding the impact of FX translation.

Adjusted EBITDA was $112 million for the first quarter, a 2% increase over the prior-year period, reflecting chemistry organic revenue growth, strong equipment sales, and cost discipline, partially offset by FX headwinds and increased costs associated with global supply-chain disruptions.

Diluted earnings per share was $0.24 for the quarter ended March 31, 2022, and Adjusted EPS was $0.37.

Adjusted EBITDA margin was 31% for the first quarter of 2022, a gain of 20 basis points over the prior-year period. The improvement reflects operating leverage on chemistry organic revenue and cost discipline, offset by the product mix of chemistry versus equipment and supply-chain inefficiencies.

First Quarter 2022 Segment Highlights

Electronics: Revenue for the first quarter in Atotech’s EL segment of $232 million represented a 3% increase from the prior-year period on a reported basis. Total organic revenue increased 8%, consisting of 5% chemistry organic growth and a 26% increase in equipment organic revenue. Palladium pass-through and FX decreased revenue for the quarter by 3% and 2%, respectively.

Organic revenue for the EL segment was driven by strong demand for Atotech’s leading solutions for high-performance computing, partially offset by lower smartphone business due to Covid-19-related lockdowns in China. As in prior quarters, the global build-out of production capacity for advanced packaging applications translated into strong demand for Atotech’s equipment, which the Company expects will also support sales growth in the future.

Adjusted EBITDA for Atotech’s EL segment was $81 million for the quarter, an increase of 7% over the prior-year period, primarily driven by chemistry volume growth as well as cost measures. Adjusted EBITDA margin increased 150 basis points to 35%, largely reflecting operating leverage on chemistry organic growth, offset by inflation-related cost, which is passed on to customers over time.

General Metal Finishing: Revenue for the first quarter in Atotech’s GMF segment of $126 million represented a 1% decline from the prior-year period on a reported basis. Total organic GMF revenue increased 3%, consisting of 1% chemistry revenue growth and a 124% increase in equipment revenue. Palladium and FX decreased revenue for the quarter by 1% and 4%, respectively.

GMF Chemistry revenue growth was affected by the delay in automotive recovery due to supply-chain issues caused by the Russia/Ukraine crisis, chip shortages, as well as Covid-19-related lockdowns in China. Other industry sectors continued to show strong growth in the first three months of the year.

Adjusted EBITDA for Atotech’s GMF segment was $31 million, a decrease of 10% over last year, reflecting the impact of inflation-related factors, which the Company is addressing through its pricing and other initiatives. Adjusted EBITDA margin decreased 250 basis points to 25%, mainly related to lower sales volumes and the additional cost of global supply-chain disruptions.

Update Regarding Geopolitical Events and Palladium Sourcing

Atotech noted that its direct exposure to Ukraine and Russia is currently expected to be immaterial to operations and financial results. Atotech does not source palladium directly from Russia or Ukraine; the majority of its palladium is from South Africa and recycling sources. Additionally, Atotech is continuing to pass the cost of palladium on to customers in order to mitigate the impact of price volatility on its results from operations.

MKS Transaction

On July 1, 2021, Atotech announced that it had entered into a definitive agreement with MKS Instruments, Inc. (“MKS”), a global provider of technologies that enable advanced processes and improve productivity. Under the agreement, MKS will acquire Atotech for $16.20 in cash and 0.0552 of a share of MKS common stock for each Atotech common share (the “MKS Transaction”). The MKS Transaction is to be effected by means of a scheme of arrangement under Article 125 of the Companies (Jersey) Law 1991 (as amended).

The MKS Transaction has been unanimously approved by the MKS and Atotech boards of directors, and each of the resolutions put to Atotech’s shareholders at the court meeting and the general meeting convened in connection with the MKS Transaction, which were each held on November 3, 2021, were passed by the requisite majority of votes.

Atotech previously announced that it has agreed to extend the date for completing MKS’s pending acquisition of Atotech to September 30, 2022, from March 31, 2022. The extension is intended to allow additional time for receipt of regulatory approval from China’s State Administration for Market Regulation (“SAMR”). In addition to receiving approval from SAMR, the acquisition, which is to be effected by means of a scheme of arrangement under the laws of the Bailiwick of Jersey, is subject to obtaining the required sanction by the Royal Court of Jersey and the satisfaction of customary closing conditions.

Conference Call

In light of the pending transaction with MKS, Atotech will not host a conference call in connection with this report.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” and similar expressions and variations or negatives of these words.

These forward-looking statements, which are subject to risks, uncertainties, and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies, and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, and such differences could be material. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

More information on potential factors that could affect Atotech’s financial results is available in “Forward-Looking Statements”, the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” within Atotech’s most recent Annual Report on Form 20-F, and in other documents that we have filed with, will file with, have furnished to, or will furnish to the U.S. Securities and Exchange Commission (the “SEC”), and such factors include, but are not limited to: the uncertainty of the magnitude, duration, geographic reach, impact on the global economy of the COVID-19 pandemic, as well as the current and potential travel restrictions, stay-at-home orders, and other economic restrictions implemented to address it; uncertainty, downturns, and changes in our target markets; foreign currency exchange rate fluctuations; reduced market acceptance and inability to keep pace with evolving technology and trends; loss of customers; increases in costs or reductions in the supplies of raw materials that may materially adversely affect our business, financial condition, and results of operations; our ability to provide products and services in light of changing environmental, health and safety, product liability, financial, and other legislation and regulation; our failure to compete successfully in product development; our ability to successfully execute our growth initiatives, business strategies, and operating plans; whether the secular trends we expect to drive growth in our business materialize to the degree we expect them to, or at all; material costs relating to environmental and health-and-safety requirements or liabilities; underfunded defined benefit pension plans; risk that the insurance we maintain may not fully cover all potential exposures; failure to comply with the anti-corruption laws of the United States and various international jurisdictions; tariffs, border adjustment taxes, or other adverse trade restrictions and impacts on our customers’ value chains; political, economic, and legal uncertainties in China, the Chinese government’s control of currency conversion and expatriation of funds, and the Chinese government’s policy on foreign investment in China; regulations around the production and use of chemical substances that affect our products; the United Kingdom’s withdrawal from the European Union; weak intellectual property rights in jurisdictions outside the United States; intellectual property infringement and product liability claims; our substantial indebtedness; our ability to obtain additional capital on commercially reasonable terms may be limited; risks related to our derivative instruments; our ability to attract, motivate, and retain senior management and qualified employees; increased risks to our global operations including, but not limited to, political instability, acts of terrorism, taxation, and unexpected regulatory and economic sanctions changes, including, for example, the recent Russia/Ukraine crisis and resulting sanctions against Russia and its economy and other impacts on the global economy, among other things; natural disasters that may materially adversely affect our business, financial condition, and results of operations; the inherently hazardous nature of chemical manufacturing that could result in accidents that disrupt our operations and expose us to losses or liabilities; damage to our brand reputation; Carlyle’s ability to control our common shares; risks relating to the pending MKS Transaction, including that such transaction may not be consummated; any statements of belief and any statements of assumptions underlying any of the foregoing; and other factors beyond our control.

Additional Information and Where to Find It

Shareholders may obtain a free copy of the scheme document published by Atotech on September 28, 2021 in relation to the MKS Transaction (the “Scheme Document”) and other documents Atotech files with the SEC (when available) through the website maintained by the SEC at www.sec.gov. The Scheme Document is also available free of charge on Atotech’s investor relations website at investors.atotech.com together with copies of materials it files with, or furnishes to, the SEC.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed MKS Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

The proposed MKS Transaction will be implemented solely pursuant to the scheme of arrangement, subject to the terms and conditions of the definitive agreement between MKS and Atotech, dated July 1, 2021, which contains the full terms and conditions of the proposed MKS Transaction.

Non-IFRS Financial Measures

This communication contains certain non-IFRS financial measures designed to complement the financial information presented in accordance with IFRS because management believes such measures are useful to investors. However, our use of these non-IFRS financial measures may vary from that of others in our industry. Our non-IFRS metrics have limitations as analytical tools, and you should not consider them in isolation or as alternatives to consolidated net income (loss) or other performance measures derived in accordance with IFRS as measures of operating performance, operating cash flows or liquidity. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance. See the Appendix for a reconciliation of the non-IFRS financial measures.

About Atotech

Atotech is a leading specialty chemicals technology company and a market leader in advanced electroplating solutions. Atotech delivers chemistry, equipment, software, and services for innovative technology applications through an integrated systems-and-solutions approach. Atotech solutions are used in a wide variety of end-markets, including smartphones and other consumer electronics, communications infrastructure, and computing, as well as in numerous industrial and consumer applications such as automotive, heavy machinery, and household appliances.

Atotech, headquartered in Berlin, Germany, has over 4,000 employees in more than 40 countries, with manufacturing operations across Europe, the Americas, and Asia. In 2021, the Company generated revenues of $1.5 billion. With its well-established innovative strength and industry-leading global TechCenter network, Atotech delivers pioneering solutions combined with unparalleled on-site support for over 8,000 customers worldwide. For more information about Atotech, please visit us at atotech.com.

Contacts:

Media relations:

Susanne Richter

+49 30 349 85 418

press@atotech.com

Investor relations:

Todd Fogarty

Kekst CNC

Email: todd.fogarty@kekstcnc.com

Financial Statement Tables

ATOTECH LIMITED

Consolidated Statements of Comprehensive Income/(Loss)

	Three months ended (unaudited)
($ in millions), except earnings per share	March 31, 2022	March 31, 2021
Revenue	$358.0	$353.1
Cost of sales, excluding depreciation and amortization	(174.1)	(167.0)
Depreciation and amortization	(42.6)	(44.6)
Selling, general and administrative expenses	(64.9)	(68.3)
Research and development expenses	(12.1)	(12.3)
Restructuring benefit (expenses)	0.1	(0.1)
Operating profit (loss)	64.3	60.9
Interest expense	(13.8)	(64.1)
Other income (expense), net	16.8	(58.6)
Income (loss) before income taxes	67.3	(61.7)
Income tax expense	(19.5)	(9.9)
Consolidated net income (loss)	$47.8	$(71.6)

Earnings per share
Basic earnings (loss) per share	0.25	(0.55)
Diluted earnings (loss) per share	0.24	(0.55)

	Three months ended (unaudited)
($ in millions)	March 31, 2022	March 31, 2021
Consolidated net income (loss)	$47.8	$(71.6)
Other comprehensive income (loss)
Actuarial gains and losses	16.5	11.4
Tax effect	(4.8)	(3.4)
Items not potentially reclassifiable to statement of income	11.6	8.0
Currency translation adjustment	(29.8)	(63.1)
Hedge reserve	—	0.1
Thereof: Income (cost) of Hedging (OCI II)	—	1.3
Items potentially reclassifiable to statement of income (loss), net of tax	(29.8)	(63.0)
Total other comprehensive income (loss), net amount	$(18.2)	$(54.9)
Comprehensive income (loss)	$29.6	$(126.5)

ATOTECH LIMITED

Consolidated Statements of Financial Position

	As of
($ in millions)	March 31, 2022 (unaudited)	Dec. 31, 2021 (audited)
Assets
Non-current assets
Property, plant and equipment	$316.8	$328.9
Intangible assets	1,304.9	1,343.0
Goodwill	780.0	786.9
Right-of-use assets	81.5	83.4
Other financial assets	23.2	8.9
Other non-financial assets	3.0	3.5

Total non-current assets	2,509.3	2,554.7

Current assets
Inventories	211.9	185.8
Trade receivables	281.7	290.4
Other financial assets	21.3	18.9
Other non-financial assets	32.9	24.4
Tax assets	32.1	51.2
Cash and cash equivalents	373.6	371.6
Total current assets	953.6	942.3
Total assets	$3,462.9	$3,496.9

Liabilities & shareholders’ equity
Shareholders’ equity
Common shares and preferred shares	19.5	19.5
Paid-in surplus and retained earnings	870.5	819.5
Currency translation adjustment and other reserves	39.2	57.3

Total shareholders’ equity	929.1	896.3

Non-current liabilities
Borrowings	$1,533.7	$1,540.9
Deferred tax liabilities	301.0	306.1
Employee benefits	124.1	143.4
Provisions	8.4	9.3
Lease liabilities	50.4	52.1
Other financial liabilities	0.0	0.1
Total non-current liabilities	2,017.6	2,052.0

Current liabilities
Borrowings	10.7	10.7
Trade payables	242.2	259.2
Tax liabilities	75.6	93.0
Lease liabilities	11.6	12.1
Other financial liabilities	10.4	11.5
Other non-financial liabilities	148.8	146.2
Provisions	17.0	16.1

Total current liabilities	516.2	548.7

Total liabilities & shareholders’ equity	$3,462.9	$3,496.9

ATOTECH LIMITED

Consolidated Statement of Cash Flows

	Three months ended (unaudited)
($ in millions)	March 31, 2022	March 31, 2021
Operating activities
Consolidated net income (loss)	$47.8	$(71.6)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	42.6	44.6
Income taxes and changes in non-current provisions	19.2	10.1
(Gains)/losses on disposals of assets	0.0	0.1
Net (gain)/loss on financial instruments at fair value	(16.3)	67.0
Accrued financial interest costs	12.7	31.2
Amortization of deferred financing cost, including original issuance discounts	0.8	32.9
Interest paid	(12.3)	(27.7)
Taxes paid	(25.8)	(38.7)
Other	(6.1)	(10.8)
(Increase)/decrease in inventories	(28.1)	(21.8)
(Increase)/decrease in trade receivables	7.0	10.0
Increase/(decrease) in trade payables	(14.1)	(16.3)
Changes in other assets and liabilities	(4.8)	(8.5)

Cash flow provided by operating activities	22.5	0.4

Investing activities
Intangible assets and property, plant and equipment additions	(8.9)	(11.5)
Proceeds from disposals of intangible assets and property, plant and equipment	0.1	0.1

Cash flow used in investing activities	(8.7)	(11.4)

Financing activities
Issuance of shares	—	472.7
Issuance of non-current debt	—	100.0
Repayment of non-current debt	(3.4)	(648.9)
Changes in current borrowings and bank debt	(0.7)	—
Changes in current financial assets and liabilities	1.2	(4.0)
Payment of lease liabilities	(3.7)	(3.9)

Cash flow used in financing activities	(6.6)	(84.2)

Net (decrease)/increase in cash and cash equivalents	7.2	(95.2)

Effect of exchange rates	(5.1)	(8.1)
Cash and cash equivalents at the beginning of the period	371.6	320.1

Cash and cash equivalents at the end of the period	$373.6	$216.8

ATOTECH LIMITED

Revenue Data

	Three months ended (unaudited)
($ in millions)	March 31, 2022	March 31, 2021
Type of goods or service
Chemistry revenue	$312.2	$317.0
Equipment revenue	45.7	36.1

Total revenue from contracts with customers	358.0	353.1

Geographical market
Asia	246.5	237.7
Europe	77.7	84.5
Americas	33.8	30.9

Total revenue from contracts with customers	$358.0	$353.1

ATOTECH LIMITED

Segment Data

	Three months ended (unaudited)
	March 31, 2022			March 31, 2021
($ in millions)	EL	GMF	Total	EL	GMF	Total
Revenue	231.8	126.1	$358.0	225.6	127.5	$353.1
thereof Chemistry revenue	191.9	120.4	312.2	192.2	124.9	317.0
thereof Equipment revenue	40.0	5.8	45.7	33.4	2.7	36.1
Segment Adjusted EBITDA	81.3	31.1	112.4	75.7	34.6	110.3

ATOTECH LIMITED

Reconciliation of Adjusted EBITDA to Consolidated Net Income (Loss)

	Three months ended (unaudited)
($ in millions)	March 31, 2022	March 31, 2021
Consolidated net income (loss)	$47.8	$(71.6)
Interest expense, net	(1.2)	58.6
Income taxes	19.5	9.9
Depreciation and amortization (excluding impairment charges)	42.5	45.1
EBITDA	$108.6	$42.0
Non-cash adjustments(a)	3.3	79.4
Foreign exchange loss(b)	(0.7)	(16.3)
Restructuring(c)	(0.1)	0.1
Transaction related costs(d)	0.9	4.4
Management fee(e)	0.5	0.5
COVID-19 adjustment(f)	—	0.2
Adjusted EBITDA	$112.4	$110.3

thereof EL Segment Adjusted EBITDA	$81.3	$75.7

thereof GMF Segment Adjusted EBITDA	$31.1	$34.6

(a)

Eliminates the impact of (1) share-based compensation expenses, (2) losses on the sale of fixed assets, (3) impairment charges, (4) mark to market adjustments related to our foreign currency derivatives entered into in connection with certain redenomination transactions not linked to underlying individual transactions and bifurcated embedded derivatives related to certain redemption features of the Opco Notes and Holdco Notes, and (5) valuation adjustments from the revaluation of the earn-out liability initially recognized in 2019. The dollar value of these non-cash adjustments for each period presented above is set forth below:

	Three months ended (unaudited)
($ in millions)	March 31, 2022	March 31, 2021
Share-based compensation	$3.2	$0.2
Losses on the sale of fixed assets	(0.0)	0.2
Impairment charges	0.2	(0.5)
Mark-to-market adjustments	(0.6)	81.0
Valuation adjustments	0.6	(1.5)
Non-cash adjustments	$3.3	$79.4

(b)	Eliminates net foreign currency transactional gains and losses on balance sheet items.
(c)	Eliminates charges resulting from restructuring activities principally from the Company’s cost reduction efforts.
(d)

Reflects an adjustment to eliminate (1) IPO-related costs linked to the existing equity, and (2) professional fees paid to third-party advisors in connection with the implementation of strategic initiatives.

(e)

Reflects an adjustment to eliminate fees paid to Carlyle. The consulting agreement pursuant to which management fees are paid to Carlyle will terminate on the earlier of (i) the third anniversary of the IPO and (ii) the date upon which Carlyle ceases to own more than ten percent of the outstanding voting securities of the Company. Management does not view these fees as indicative of the Company’s operational performance and the removal of these fees from Adjusted EBITDA is consistent with the calculation of similar measures under our old senior secured credit facilities and our new credit agreement as well as the indentures that previously governed the Holdco Notes and Opco Notes.

(f)	Eliminates charges in connection with masks, sanitizers, and other COVID-19 related expenses at certain plant and office locations.

ATOTECH LIMITED

Chemistry Revenue Growth Reconciliation

	Three months ended March 31, 2022 (unaudited)
	Reported Revenue Growth	Impact of Currency	Palladium Pass- Through	Organic Growth
Electronics	-0.2%	1.6%	3.3%	4.7%
General Metal Finishing	-3.6%	3.6%	0.6%	0.6%

Total	-1.5%	2.4%	2.2%	3.1%

Reconciliation of Consolidated Net Income (Loss) to Adjusted EPS

	Three months ended (unaudited)
($ in millions)	March 31, 2022	March 31, 2021
Consolidated net income (loss)	$47.8	$(71.6)
Reversal of amortization expenses(a)	28.3	28.7
One-off interest due to refinancing(b)	—	54.7
Non-cash adjustments(c)	3.3	79.4
Foreign exchange loss(c)	(0.7)	(16.3)
Restructuring(c)	(0.1)	0.1
Transaction related costs(c)	0.9	4.4
Management fee(c)	0.5	0.5
COVID-19 adjustment(c)	—	0.2
Tax impact of pre-tax non GAAP adjustments	(7.1)	(7.4)
Adjusted Net Income from continuing operations	$72.9	$72.7
Weighted average number of shares outstanding	194,695,832	156,384,703
Number of shares as of latest balance sheet date	194,695,832	194,695,832
Adjusted EPS(d)	0.37	0.47
ProForma Adjusted EPS(e)	0.37	0.37

(a)	Eliminates the impact of amortization expenses.
(b)	Eliminates the one-off derecognition of capitalized financing costs resulting from the refinancing.
(c)	Please refer to Adjusted EBITDA reconciliation for definition of adjustments items.
(d)	Adjusted Net Income from continuing operations divided by weighted average number of shares outstanding.
(e)	Adjusted Net Income from continuing operations divided by number of shares as of latest balance sheet date.